SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

June 30, 2007
With Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets – June 30, 2007 (Unaudited) and December 31, 2006	2

Condensed Consolidated Statements of Income for the three and six-month periods ended June 30, 2007 and 2006 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three and six-month periods ended June 30, 2007 and Comprehensive Income for the six-month periods ended June 30, 2007 and 2006 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2007 and 2006 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – June 30, 2007	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2007 and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2007 and 2006, the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2007 and 2006, and the condensed consolidated statements of changes in stockholders’ equity for the six-month period ended June 30, 2007 and comprehensive income for the six-month periods ended June 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report February 1, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
July 18, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands of United States dollars, except share amounts)

	June 30,	December 31,
	2007	2006

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 285,308	US$ 11,826
Short-term investments	2,283	222,209
Trade accounts receivable, net of allowance for
doubtful accounts of US$ 14,763 at June 30, 2007 and
US$ 11,618 at December 31, 2006	138,411	95,625
Deferred income taxes	27,865	39,271
Recoverable income taxes	11,449	14,110
Prepaid expenses	14,289	8,310
Other current assets (inclusive of US$ 4,455 and US$
5,184 due from related party at June 30, 2007 and December
31, 2006)	9,641	10,134

Total current assets	489,246	401,485

Non-current assets
Property and equipment, net	862,891	610,552
Investments in affiliated companies	3,964	54,786
Goodwill and other intangible assets	1,051,441	473,769
Deferred income taxes	194,893	175,586
Judicial deposits	79,938	64,307
Recoverable income taxes	18,050	14,921
Other non-current assets	5,531	15,619

Total non-current assets	2,216,708	1,409,540

Total assets	US$ 2,705,954	US$ 1,811,025

	June 30,	December 31,
	2007	2006

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 80,464	US$ 64,281
Accounts payable to programmers,
(inclusive of US$ 37,777 and US$ 33,786 due to related
parties as of June 30, 2007 and December 31, 2006)	56,060	41,931
Income taxes payable	6,272	10,878
Sales taxes payable	33,351	21,947
Payroll and related charges	37,229	30,578
Current portion of long-term debt	1,008	-
Interest payable	5,415	4,045
Deferred revenue	72,818	52,043
Accrued expenses and other liabilities	54,025	31,394

Total current liabilities	346,642	257,097

Non-current liabilities
Long-term debt, less current portion	579,201	421,283
Deferred sign-on, hook-up fee and programming
benefits	26,429	22,987
Estimated liability for tax, labor and civil claims and
assessments	347,614	269,616
Accrued expenses and other liabilities	2,181	985

Total non-current liabilities	955,425	714,871

Total liabilities	1,302,067	971,968

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized,
Issued and outstanding (June 30, 2007 – 223,120,007
and December 31, 2006 – 181,564,205)	2,359,660	1,904,876
Common stock, no par value, shares issued and
Outstanding (June 30, 2007 – 111,822,137 and
December 31, 2006 – 110,675,783)	959,641	947,175
Additional paid-in capital	73,539	106,469
Accumulated deficit	(1,895,202)	(1,926,755)
Accumulated other comprehensive loss, net	(93,751)	(192,708)

Total stockholders’ equity	1,403,887	839,057

Total liabilities and stockholders’ equity	US$ 2,705,954	US$ 1,811,025

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	Three months ended June 30,		Six months ended June 30,

	2007	2006	2007	2006

Total revenue	US$ 408,750	US$ 275,384	US$ 750,420	US$ 528,902
Taxes and other deductions from revenues	(88,060)	(59,157)	(163,866)	(109,551)

Net operating revenue	320,690	216,227	586,554	419,351

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$153,337 as of June 30, 2007
(US$118,974 as of June 30, 2006) and US$108,587
and US$53,933 of programming expense with related parties
as of June 30, 2007 and 2006, respectively	(155,661)	(102,671)	(281,895)	(205,072)
Selling, general and administrative expenses	(79,922)	(55,143)	(148,292)	(104,375)
Depreciation and amortization	(45,189)	(19,386)	(84,543)	(39,193)
Other	3,097	2,696	3,084	2,578

Total operating costs and expenses	(277,675)	(174,504)	(511,646)	(346,062)

Operating income	43,015	41,723	74,908	73,289

Other income (expenses):
Monetary indexation, net	65	202	16	257
Gain on exchange rate, net	9,410	677	16,103	2,844
Interest expense	(15,404)	(9,840)	(28,708)	(21,566)
Interest income	8,505	5,802	16,822	11,004
Financial expense, net	(9,747)	(4,016)	(20,112)	(18,110)
Other expense	(6,296)	(10)	(3,001)	800

Total other income (expenses), net	(13,467)	(7, 85)	(18,880)	(24,771)

Income from continuing operations before income taxes	29,548	34,538	56,028	48,518

Income tax expense	(12,759)	(2,628)	(20,958)	(6,478)

Income from continuing operations	US$ (16,789)	US$ 31,910	US$ 35,070	US$ 42,040
Discontinued operations, net of tax:
Loss from discontinued operations	(3,786)	(142)	(3,516)	(411)

Total discontinued operations	(3,786)	(142)	(3,516)	(411)

Net income	US$ 13,003	US$ 31,768	US$ 31,554	US$ 41,629

Earnings per common share, basic and diluted:
- Continuing operations	US$ 0.04	US$ 0.11	US$ 0.10	US$ 0,15
- Discontinuing operations	-	-	-	-

Net earnings per common share basic and diluted	US$ 0.04	US$ 0.11	US$ 0.10	US$ 0.15

Earnings per preferred share, basic and diluted:
- Continuing operations	US$ 0.04	US$0.12	US$ 0.11	US$ 0.16
- Discontinuing operations	-	-	-	-

Net earnings per preferred share basic and diluted	US$ 0.04	US$ 0.12	US$ 0.11	US$ 0.16

Weighted average number of common shares outstanding	111,822,137	108,385,532	111,619,467	107,969,249

Weighted average number of preferred shares outstanding	191,729,567	157,197,672	187,277,967	156,593,478

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (UNAUDITED) (Thousands of United States dollars, except share amounts)

						Additional paid-in capital		Accumulated other comprehensive loss

	Number of shares issued			Capital stock			Accumulated

	Preferred	Common	Preferred	Common	Total		Deficit		Total

Changes in stockholders equity for the Six month period ended June 30, 2007

At January 1, 2007	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit contributed by
stockholders for shares Feb 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Capital Increase June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	98,957	98,957

Net income for the period	-	-	-	-	-	-	31,554	-	31,554

At June 30, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 73,539	US$ (1,895,201)	US$ (93,751)	US$ 1,403,888

	Six-month periods ended June, 30
	2007	2006

Net income for the period	US$ 31,554	US$ 41,629
Cumulative translation adjustments	98,957	30,904

Total comprehensive income	US$ 130,511	US$ 72,533

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Thousands of United States dollars)

	Six-months period ended June 30,

	2007	2006

Operating activities
Net income for the period	US$ 31,554	US$ 41,629
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	(2,040)	69
Amortization of deferred sign-on and hook-up fee revenues	-	(9,210)
Equity in results of investees	2,121	(478)
Exchange losses, monetary indexation and interest expense, net	42,921	30,972
Depreciation and amortization	83,463	39,193
Deferred income taxes	15,680	1,548
Write off and disposal of assets, net	218	513
Estimated liability for tax, labor and civil claims and assessments	(9,804)	(15,500)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(11,016)	(9,065)
Recoverable income taxes	4,400	8,606
Restricted cash	-	46,509
Short-term investments	243,667	(17,323)
Prepaid expenses and other assets	(764)	(12,103)
Accounts payable to suppliers and programmers	6,110	22,882
Income taxes payable	(6,637)	(10,490)
Payroll and related charges	(2,845)	6,567
Sales taxes, accrued expenses and other liabilities	(6,865)	14,556

Net cash provided by operating activities	390,163	138,875

Cash provided by discontinuing operations	8,009	-

Net cash provided by operating activities and discontinuing operations	398,172	138,875

Investing activities
Acquisition of property and equipment	(171,683)	(94,788)
Acquisition of investments and advances to related companies	(214)	-
Proceeds from sale of equipment	3,784	4,280
Net cash acquired from acquisition of subsidiaries	53,294	-

Net cash used in investing activities	(114,819)	(90,508)

Financing activities
Repayments of short-term debt	(25,124)	-
Issuances of short-term debt	739	-
Repayments of long-term debt	-	(68,740)
Issuances of long-term debt	13,624	-

Net cash used in financing activities	(10,761)	(68,740)

Effect of exchange rate changes on cash and cash equivalents	890	2,028

Net increase in cash and cash equivalents	273,482	(18,345)
Cash and cash equivalents at beginning of the period	11,826	23,865

Cash and cash equivalents at end of the period	US$ 285,308	US$ 5,520

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 9,888	US$ 7,613
Cash paid for interest	US$ 13,388	US$ 30,629
Non-cash transaction for investing activities (acquisition of Vivax)	US$ 434,320	US$ 227,661
Non-cash transaction for investing activities (fiscal benefit contributed
by Globotel Participações S.A.)	US$ 32,930	US$ 31,730

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE” brand name.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”, which holds a corporate stake corresponding to 51% of the common shares of the Company.

Acquisition of Vivax

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (“ANATEL”), the Company has completed the acquisition of the remaining 63,3% controlling ownership of Vivax S.A. (“Vivax”), the second largest cable television service provider in Brazil. See Note 4.

1. The Company and its Principal Operations (Continued)

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table below were merged. Following the acquisition of Vivax, as described in note 4, the Company holds the following direct and indirect ownership percentages in subsidiaries and equity investee:

The Company holds the following direct and indirect subsidiaries and equity investee in ownership percentages at June 30:

	June 30, 2007		December 31, 2006

	Direct	Indirect	Direct	Indirect

Consolidated entities
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Ltda. (*)	-	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda. (*)	-	-	100.00	-
Net Ribeirão Preto Ltda.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda. (*)	-	-	-	100.00
Net Florianópolis Ltda.	78.13	21.87	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda. (*)	-	-	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Brasil TV Cabo Participações S.A. (*)	-	-	82.81	-
Vivax S.A.	100.00	-	14.57	22.14
Horizon Line Brasil Ltda (“HLB”)	8.20	91.80	-	-
Jacareí Cabo S.A.	-	83.00	-	-
Canbras TVA Cabo Ltda.	-	100.00	-	-
TV Mogno Ltda.	-	100.00	-	-
TV Eucalipto Ltda.	-	100.00	-	-
614 TVH Vale S.A. (“TVH”)	-	79.28	-	-

Equity investee:
TV Cabo e Comunicações Jundiaí S.A. (Jointly controlled)	50.00	-	50.00	-

2. Basis of Presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the six-month periods ended June 30, 2007 and 2006 are unaudited. However, in the opinion of management, this financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim period presented. The results for the six-month period ended June 30, 2007 are not necessarily indicative of the results to be expected for the entire year.

This unaudited condensed consolidated interim financial statements has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2006 and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The exchange rate of the Brazilian Real (R$) to the US$ was R$1.9262:US$ 1.00 at June 30, 2007, R$2.1380:US$ 1.00 at December 31, 2006. At July 18, 2007 the exchange rate was R$1.8609:US$ 1.00.

3. Significant Accounting Policies

Changes in an estimates

During the period ended June 30, 2007, the Company reviewed its methodology to estimate the allowance for doubtful accounts to better align this estimate to its current lower levels of losses with of accounts receivable from its subscribers reflecting management’s continuous efforts to improve collection controls and procedures. This change in estimate resulted in reduction of the allowance of US$2,701 that was credited to the income statement.

3. Significant Accounting Policies (Continued)

Changes in an estimates (Continued)

The impact of this change in estimate on income from continued operations, net income or per share amounts is not material, however, the management considered the qualitative information relevant for the users of the financial statements.

As disclosed in the period ended on March 31, 2007, in light of the recent upgrades made to the cable plant, the Company changed the estimated useful lives of specified items of its cable transmission network. This change in estimate resulted in an increase of US$15,018 in depreciation charges and a reduction of US$5,106 in income tax expense for the period ended June 30, 2007. The net result was US$9,912 (US$0.09 per common share basic and diluted and US$0.05 per preferred share, basic and diluted).

4. Acquisition of Vivax

On June 11, 2007, the Company consummated the acquisition of the remaining 63,3% of the outstanding shares of Vivax, a cable television service provider in Brazil in a stock-for-stock transaction. The acquisition of Vivax will allow the Company to increase its operational geographical area covering approximately 8.4 million homes in the most prosperous areas of the country. Management believes that the benefits of the transaction include the opportunity to increase the pay TV revenues by offering content at attractive conditions, launching its digital platform in markets covered by Vivax and strengthening its broadband platform in important markets in the State of São Paulo. Management also believes that there are potential for gains of scale on a medium term through cost reductions and other operational and financial synergies and that the acquisition of Vivax will help the Company better positioning amongst current and new competitors.

The acquisition has been accounted for as a purchase and the financial results of Vivax have been consolidated in the Company’s Condensed Consolidated Financial Statements beginning June 1, 2007, the date the Company assumed control.

The purchase price was determined based on the average market price of the Company’s preferred shares issued as consideration to the shareholders of Vivax at the date that the transaction was agreed and announced, as follows:

4. Acquisition of Vivax (Continued)

Date	Shares	Percentage	Price

November 30, 2006	23,010,140	36.7%	US$ 227,661
June 11, 2007	39,674,028	63.3%	434,320

Total	62,684,168	100%	US$ 661,981

The Company incurred in acquisition costs of US$2,428 included in the acquisition price.

The following table summarizes the Company’s estimates of the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values, at the dates of the acquisition:

Purchase Price	US$ 664,409

Assets
Cash and equivalents		US$ 53,294
Fixed assets		94,748
Customer relationship subscribers – intangible		122,077
Customer relationship telecom – intangible		11,939
Licenses – intangible		153,302
Other assets		16,396

Total assets acquired		US$ 451,756

Liabilities
Loans		US$ (114,053)
Tax renegotiation installments		(1,760)
Contingencies		(58,710)
Other liabilities		(22,642)

Total liabilities acquired		US$ (197,165)

Net assets acquired	US$ (254,591)	US$ 254,591

Goodwill	US$ 409,818

The deferred tax asset or liability for the tax effect of differences between the assigned values and tax basis of assets acquired and liabilities assumed will be determined based on ongoing appraisals.

4. Acquisition of Vivax (Continued)

The following table presents pro-forma unaudited financial information as if the acquisition had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	Three-months period	Six-months period ended
	ended June 30, 2007	June 30, 2007

Net Sales	US$ 351,886	US$ 660,977
Net Income	39,779	61,384
Net loss per common share,
basic and diluted	0.36	0.55
Net loss per preferred share,
basic and diluted	US$ 0.21	US$ 0.33

5. Cash and Cash Equivalents and Short-Term Investments

	June 30, 2007	December 31, 2006

Cash and cash equivalents
Cash	US$ 20,947	US$ 11,826
Financial Investments Funds	264,361	-

	US$ 285,308	US$ 11,826

Short-term investments

Brazilian Interbank Deposit – “CDI”	US$ 2,283	US$ 222,209

6. Other Current Assets

Consistent with the Company’s strategy to focus on and increase its resources toward pay-television and broadband internet service, on August 30, 2004 the Company sold Vicom Ltda. (Vicom) to Comsat Brasil Ltda (Comsat).

During the second quarter 2007, the Company renegotiated the outstanding balance of the accounts receivable from the sale of Vicom to Comsat, anticipating a collection, of receivables, by granting a discount of US$ 3,516 recorded as a loss from discontinued operations.

7. Property and Equipment, Net

At June 30, property and equipment consisted of:

		June 30, 2007		December 31, 2006

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	US$ 1,827,064	US$ (1,121,579)	US$ 705,485	US$ 502,598
Data processing equipment	170,589	(128,230)	42,359	34,990
Buildings and improvements	19,628	(11,262)	8,366	3,616
Fixtures, fittings and installations	44,855	(25,897)	18,958	3,853
Vehicles	2,055	(1,755)	300	205
Other	15,181	(7,628)	7,553	28,882

	2,079,372	(1,296,351)	783,021	574,144
Cable construction materials	76,554	-	76,554	35,016
Land	3,316	-	3,316	1,392

Total property and equipment, net	US$ 2,159,242	US$ (1,296,351)	US$ 862,891	US$ 610,552

Total depreciation expense for property and equipment was US$83,619 and US$86,172 for June 30, 2007 and December 31, 2006, respectively. Accumulated depreciation at December 31, 2006 was US$995,052.

8. Goodwill and Other Intangible Assets

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired as of the acquisition date.

A summary of changes in the Company’s goodwill during the six-months period ended June 30, 2007 is as follows:

Balance at December 31, 2006	US$ 473,769
Currency translation	52,815
Adjustment for purchase price allocation of Vivax	237,986

Balance at June 30, 2007	US$ 764,570

The translation results were included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity and in the statement of comprehensive income for the period.

8. Goodwill and Other Intangible Assets (Continued)

At the acquisition of Vivax, the Company recorded the fair value of purchased intangible assets with definite and indefinite lives. The fair value of these intangible assets were estimated based on management assessment as well as independent third party appraisals. The Company will review the identified intangible assets for impairment annually or whenever changes in circumstances or occurrence of certain events indicate potential impairments. For intangible assets with indefinite lives the Company will perform tests for impairment at least annually or more frequently if events or circumstances indicate that assets might be impaired. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the assets.

The estimated fair value of the customer relationship is US$134,016 and is deemed to have a definite life and will be amortized on straight line basis. Management is evaluating the useful life, and in the interim, amortization is provided using an estimated useful life.

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time but are renewable if the Company provides the agreed level of services to its customers and complies with the applicable rules. The Company expects the pay TV business to continue into the foreseeable future, therefore, the cash flows from pay TV licenses are expected to continue indefinitely. The estimated fair value of cable television licenses is US$153,302

9. Related Party Transactions

The Company and Embratel, executed a Memorandum of Understanding that outlines the business model for offering an Embratel voice product to current and potential Company’s subscribers under revenue sharing for using the Company's bidirectional network. On implementing this business model, the Company is providing integrated video, broadband and voice (triple play) services. Revenue arising from this service amounted to US$ 9,711 for the six-month period ended June 30, 2007.

During the six-month period ended June 30, 2007, the Company negotiated to receive from Embratel – Empresa Brasileira de Telecomunicações S.A. the amount of US$4,065 related to rental of new fiber optics implanted after the agreement between both parties and also received an advance payment in the amount of US$372 for the rental of the fiber optics that was previously implanted in the Company network. The amounts received in advance were deferred and are recognized monthly based on the rental terms of 10 years.

Other transactions involving the Company and companies related to Embratel Participações S.A, such as: link vírtua, voice channel, fixed telephone and click 21, are registered at prices believed to be at market conditions. The amounts paid to Embratel Participações S.A. for these services totaled US$19,078 and US$5,972 during the six-month period ended June 30, 2007 and 2006 respectively.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the six-month period ended June 30, 2007 and 2006 were US$3,007 and US$3,002, respectively.

10. Estimated Liability for Tax, Labor and Civil Claims and Assessments

Other than the contingencies recorded as part of the Vivax business combination, no other significant changes have occurred in the Company’s estimated liability for tax, labor and civil claims and assessments since December 31, 2006.

The balance of the estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	June 30, 2007	December 31, 2006

Tax related matters	US$ 307,439	US$ 249,081
Labor related claims	26,392	8,327
Civil related claims	13,783	12,208

Total	US$ 347,614	US$ 269,616

10. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued) As described in Notes 1 and 4, the Company has completed the acquisition of Vivax, which is involved in various legal actions arising in the normal course of business. In connection with the accounting for this business combination the Company recorded the fair value of the contingent liabilities of Vivax. The main disputes related Vivax include challenging the taxation of its broadband Internet access services and other income, by the ICMS tax rate resulting in contingent liabilities in the amount of US$ 27,009, the charge of certain taxes (PIS and COFINS) over other income in the amount of US$ 2,050 and certain social charges related to services rendered in the amount of US$ 8,861.

11. Debt

Debt is comprised of:

	June 30,	December 31,
	2007	2006

Debentures - 6th public issuance	US$ 301,111	US$ 271,283
Perpetual notes	150,000	150,000
Bank credit notes	114,215	-
Finame	14,883	-

	580,209	421,283
Less current portion	(1,008)	-

Long-term debt	US$ 579,201	US$ 421,283

Perpetual notes

On November 28, 2006 the Company issued 9.25% (guaranteed Perpetual notes (Perpetual notes) amounting to US$150,000. The Perpetual notes were issued in fully registered certificated form without coupons, and only in denominations of US$100 and integral multiples of US$1.

These notes may be redeemed at the option of the Company, in whole but not in part, on any interests payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. The Company will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

The Perpetual notes are jointly guaranteed by all Company's wholly-owned subsidiaries except for Jonquil Ventures Ltda.. TV Cabo Criciúma Ltda., in which the Company has 60% ownership, is also a non-guarantor consolidated subsidiary. The separate guarantors financial statements have not been presented as the amounts for these subsidiaries are immaterial.

11. Debt

Debentures program

On December 27, 2006, the Company completed its 6th debenture issue by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$271,283 (R$580,000). The costs of issuance of the debentures in the amount of US$1,731, were capitalized and will be amortized over the seven year-term of the debentures.

The 6th debenture bear interest at the CDI rate plus 0.7%, payable semi-annually in arrears annually on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity.

Bank Credit Notes

Due to acquisition of Vivax, the Company assumed bank debt in the amount of US$116,174 with Banco Itaú BBA in the form of Bank Credit Notes, with yield equivalent to the CDI plus 2% year, due semiannually. The principal amount will be due in five years, with a three-year grace period, and repayment of the principal at the end of the 3rd, 4th and 5th years and will be pledged by the receivables of the Vivax and its subsidiaries from cable television, high-speed data customers and other services rendered, in the monthly minimum amount of approximately R$24,000 (equivalent to US$12,460).

Government Agency for Machinery and Equipment Financing – FINAME

During the second quarter 2007 aiming the acquisition of digital equipments the Company obtained from Banco Santander Banespa proceeds arising from Government Agency for Machinery and Equipment Financing – FINAME, in the amount of US$11,995. The financing bears interest of 3.15% per year plus Long-Term Interest Rate – TJLP, with a year grace period to be liquidated in five years. This financing is guaranteed by the financed equipments.

The Company is in compliance with all terms and conditions of its debt instruments.

11. Debt (Continued)

The long-term debt maturities, excluding the Perpetual notes, which have no scheduled maturity, are as follows:

Year falling due:	Consolidated

2008	US$ 2,977
2009	117,192
2010	78,255
2011	78,255
2012	78,255
2013	75,275

Total	US$ 430,209

12. Stockholders’ Equity

On June 11, 2007, at an Extraordinary General Meeting, the stockholder approved an acquisition of the remaining 63,3% ownership on Vivax S.A.. The Company approved a issue of 39,674,028 preferred shares having a market value.

The Company is a stock corporation incorporated under the laws of Brazil. As of June 30, 2007, the Company had 111,822,137 shares of voting common stock and 223,120,007 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$6,500,000 through the issuance of common or preferred shares.

The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, which the Company comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions and changes in control. The Company’s by-laws require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

12. Stockholders’ Equity (Continued)

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On February 1, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$ 32,930 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A.

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares at June 30, 2007 and December 31, 2006:

	June 30, 2007			December 31, 2006

	Common	Preferred	;Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos e Participações
S.A.	26.0%	-	2.9%	26.0%	-	3.3%
Distel Holding S.A.	8.6%	-	2.9%	8.8%	-	3.3%
Globo Comunicação e Participações
S.A.	1.7%	-	0.6%	1.5%	-	0.6%
Telmex Group:
GB Empreendimentos e
Participações S.A.	25.0%	-	14.1%	25.0%	-	16.0%
Embratel Participações S.A.	36.2%	5.4%	15.7%	36.2%	6.6%	17.8%
Empresa Brasileira de
Telecomunicações S.A	1.9%	7.1%	5.3%	1.9%	8.6%	6.1%
Public Market	0.6%	87.5%	58.5%	0.6%	84.8%	52.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	111,822,137	223,120,007	334,942,144	110,675,783	181,564,205	292,239,988

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares with a market value of US$226,379 at the date the Vivax transaction was completed pursuant to the acquisition of its minority interest in Vivax.

12. Stockholders’ Equity (Continued)

Stockholders of common and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares. The Company’s local Brazilian Statutory Financial Statements presented a net income corresponding to US$ 38,322 for the year ended December 31, 2006 and accumulated losses of US$1,491,272 as of December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.